Beau Yanoshi

+1.202.373.6133

Beau.yanoshik@morganlewis.com

VIA EDGAR

August 26, 2016

US Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	SPDR® Series Trust: Post-Effective Amendment No. 193 to the Registration Statement Filed on
Form N-1A Under the Securities Act of 1933 (File Nos. 333-57793 and 811-08839)

Ladies and Gentlemen:

On behalf of our client, SPDR® Series Trust (the “Trust”), we are filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 193 to the Trust’s Registration Statement on Form N-1A, together with all exhibits thereto (“PEA No. 193”). The purpose of PEA No. 193 is to reflect revised principal investment strategies for the Trust’s SPDR Dorsey Wright Fixed Income Allocation ETF, SPDR S&P 1000 ETF, SPDR Barclays Short Term Corporate Bond ETF, SPDR Barclays Intermediate Term Corporate Bond ETF, SPDR Barclays Issuer Scored Corporate Bond ETF, SPDR Barclays Aggregate Bond ETF, SPDR Citi International Government Inflation-Protected Bond ETF, SPDR Barclays High Yield Bond ETF, SPDR Barclays Short Term High Yield Bond ETF, and SPDR BofA Merrill Lynch Crossover Corporate Bond ETF.

Please contact me at (202) 373-6133 with your questions or comments.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

DB3/ 200555925.2	Morgan, Lewis & Bockius LLP 1111 Pennsylvania Avenue, NW Washington, DC 20004 United States	+1.202.739.3000 +1.202.739.3001